Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www. progen-pharma. com

DIRECTOR RESIGNATIONS

Brisbane, Australia 26 November 2009: Progen Pharmaceuticals Limited (ASX : PGL; Nasdaq : PGLA) has today announced that Dr Gordon Schooley and Mr Joe Yeh-Chiao Lin have:

•                  tendered their resignations as directors of Progen with effect from the conclusion of the 2009 AGM, currently scheduled for 30 November 2009;

•                  withdrawn their consent to nomination for election as directors of the Company at the 2009 AGM.

The resignations are tendered to give effect to the Board restructure announced on 18 November 2009. As a result, Resolutions 5 and 6 in the Notice of AGM (relating to Dr Schooley’s and Mr Lin’s re-election as directors) will not be considered at the AGM.

With respect of the 2009 AGM on 30 November 2009, the Board of Progen unanimously recommends that Progen shareholders vote in favour of the resolutions contained in the Notice of Meeting for:

•                  the re-election of Mr Stuart James, Dr John Chiplin and Dr Julie Cherrington as directors of Progen (Resolutions 2, 3 and 4);

•                  the election of Dr Tzong-Pai (Paul) Lin as a director of Progen (Resolution 7).

Shareholders are reminded that proxies must be received by Computershare by 3.00pm Brisbane time on Saturday, 28 November 2009 and may be faxed or lodged online at www.investorvote.com.au (control number 184126). Further instructions are on the proxy form that accompanied the Notice of AGM. If you require a further form or have any questions about lodging your proxy, please contact Computershare on 1300 552 270.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:	Paul Dixon
Company Secretary
+61 7 3842 3333